SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

19 September 2003

TELIASONERA AB
(Translation of registrant’s name into English)

Markackagatan 11 S-123 86 Farsta, Sweden

(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 September, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release
September 18, 2003

TeliaSonera announces reduction in Svenska UMTS-Nät AB loan facility

TeliaSonera today announces that Svenska UMTS-Nät AB, which is jointly owned by Tele2 and TeliaSonera has reached agreement with a consortium of banks in downsizing its loan facility from SEK 11bn to SEK 7bn. This has been achieved by reductions in infrastructure costs through the utilization of new technology. The remaining facility will cover the rollout of the UMTS-Nät joint venture. The facility is available to December 31 2006.

The banks in the consortium are Svenska Handelsbanken, Nordea Bank Sweden, Swedbank (Föreningssparbanken), ABN Amro Bank NV, Credit Agricole Indosuez, Skandinaviska Enskilda Banken.

For further information to journalists please contact:
TeliaSoneras Pressoffice + 46 8 77 58 30

Forward-Looking Statements
Statements in the press release relating to future status or circumstances, including future performance, other trend projections and other benefits of the transaction are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of June 2003 TeliaSonera had 9,705,000 mobile customers and 8,102,000 fixed customers and 1,498,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-June 2003 amounted to SEK 40.6 billion (EUR 4.4 billion). The number of employees was 27,570.